UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Reverse Share Split

Color Star Technology Co., Ltd. (“Color Star” or “Company”) announced on September 23, 2022, that it will effect a 40-for-1 reverse share split of its ordinary shares. The Company anticipates that the reverse share split will be effective upon the commencement of trading on the Nasdaq Capital Market on September 26, 2022 (U.S. Eastern Time).

On March 10, 2022, the Board of Directors of the Company approved the 40-for-1 reverse share split of its ordinary shares in accordance with Cayman law and on April 11, 2022, the shareholders of the Company approved the 40-for-1 reverse share split and corresponding changes in the Fourth Amended and Restated Memorandum and Articles of Association, which was duly filed with the Cayman Registrar, incorporated herein by reference. As a result of the reverse share split, the number of ordinary shares outstanding will be reduced from approximately 261,757,531 to approximately 6,543,938 ordinary shares, subject to rounding up of all fractional shares to the nearest whole share in lieu of such fractional shares. The authorized capital of the Company will be USD$32,000,000 divided into 800,000,000 ordinary shares with a par value of USD$0.04 per share. No preference shares of the Company are currently issued and outstanding.

The Company’s transfer agent, Action Stock Transfer Corporation (“Action Stock”), will also act as exchange agent for the reverse share split. The Company understands from Action Stock that almost all the shareholders on Action Stock’s records are book entry holders. As such, book entry shareholders will not need to take any action in the reverse share split process. After the reverse share split takes effect, shareholders that currently hold ordinary shares in book entry form will receive updated statements of holding reflecting their holdings referencing the reverse share split.

The Company intends to treat shareholders holding ordinary shares in “street name” (that is, held through a bank, broker or other nominee) in the same manner as shareholders of record whose ordinary shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse share split for their beneficial holders holding our ordinary shares in “street name;” however, these banks, brokers or other nominees may apply their own specific procedures for processing the reverse share split.

The Company’s ordinary shares will begin trading on a split-adjusted basis when the market opens on September 26, 2022 (U.S. Eastern Time). The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “CSCW” and under a new CUSIP number, G2287A209.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Articles and Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 23, 2022

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Farhan Qadir
Name:	Farhan Qadir
Title:	Chief Executive Officer

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